SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. _______)

                               AmericasBank Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                 No CUSIP Number
                                 (CUSIP Number)

                       Frank C. Bonaventure, Jr., Esquire
                          Ober, Kaler, Grimes & Shriver
                             120 E. Baltimore Street
                    Baltimore, Maryland 21202, (410) 347-7305
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (continued on following pages)

                               (Page 1 of 5 Pages)



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CUSIP No.:  No CUSIP Number             13D                    Page 2 of 5 Pages
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  J. Clarence Jameson, III

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     |_|
                                                                    (b)     |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

                  PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                      |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
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           NUMBER          7        SOLE VOTING POWER
             OF                             10,050
           SHARES
        BENEFICIALLY       8        SHARED VOTING POWER
            OWNED                           10,000
             BY
            EACH           9        SOLE DISPOSITIVE POWER
          REPORTING                         10,050
           PERSON
            WITH           10      SHARED DISPOSITIVE POWER
                                            10,000
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  20,050
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.1%
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14       TYPE OF REPORTING PERSON
                  IN
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                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of AmericasBank Corp. (the "Issuer"), 515 East Joppa Road, Towson, Maryland 21286.

Item 2.  Identity and Background.

         (a) The name of the Reporting Person is J. Clarence Jameson, III (the "Reporting Person").

         (b) The Reporting Person's business address is 515 East Joppa Road, Towson, Maryland 21286.

         (c) The Reporting Person is Chairman of the Board and President of the Issuer, and is the Chairman of the Board and Vice President of AmericasBank (in organization), which is the entity that will become the Issuer's subsidiary ("AmericasBank"). The Reporting Person also is President and a principal of Jameson & Associates, P.A., a public accounting firm, located at 515 East Joppa Road, Towson, Maryland 21286.

         (d)      No.

         (e)      No.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 1, 1997, in connection with the Issuer's initial public offering of common stock, the Reporting Person acquired 10,000 Shares through his individual retirement account, 50 Shares in his own name and 10,000 Shares held with his wife as tenants by the entireties. The foregoing purchases were made for an aggregate purchase price of $200,500. All of the foregoing purchases were made in cash with personal funds.

Item 4.  Purpose of Transaction.

         The Shares reported on herein were acquired by the Reporting Person for the purpose of investing in the Issuer.

         The Reporting Person has no plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                                               Page 3 of 5 Pages


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         (c)      A sale or transfer of a material amount of assets of the
                  Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by him. In addition, as a member of the Board of Directors of the Issuer, and in his capacity as Chairman of the Board and President, the Reporting Person will participate from time to time in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions enumerated above. In particular, the Reporting Person has been involved in the negotiation, and approval as a member of the Board of Directors of the Issuer, of the transactions between AmericasBank and Rushmore Trust & Savings, FSB ("Rushmore"). Pursuant to these transactions, AmericasBank will acquired certain assets and will assume certain deposit liabilities primarily related to Rushmore's Baltimore, Maryland branch office. In addition, it is contemplated that the Issuer's Board of Directors will expand the Board by approximately thirteen persons, and will appoint certain persons to fill the newly created positions. The Reporting Person will participate in that action as a member of the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the beneficial owner of 20,050 Shares, representing 7.1% of the class of securities covered by this statement.

         (b) Of the 20,050 Shares beneficially owned by the Reporting Person, the Reporting Person has: (1) sole voting and dispositive power with respect to the 10,000 Shares he beneficially owns through his individual retirement account and the 50 Shares he beneficially owns in his own name; and (2) shared voting and dispositive power with his wife, Mary S. Jameson, with respect to the 10,000 shares owned by them as tenants by the entireties.

          Mary S. Jameson resides at 709 Chapel Ridge Road, Timonium, Maryland 21093, and her principal

                                                               Page 4 of 5 Pages


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occupation is as a homemaker. During the last five years, Mary S. Jameson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mary S. Jameson is a citizen of the United States of America.

         (c) Effective as of October 1, 1997, the Reporting Person purchased from the Issuer 20,050 Shares of the Issuer's common stock in the Issuer's initial public offering. The Issuer's initial public offering was not underwritten, and the purchase was made directly from the Issuer. The purchase price per Share in the initial public offering was $10.00.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 1997.

                                       /s/ J. Clarence Jameson, III
                                       -------------------------------
                                       J. Clarence Jameson, III

                                                               Page 5 of 5 Pages